Exhibit 99.4

Amira Nature Foods Ltd Announces Executive Management Change

DUBAI — November 20, 2012 — Amira Nature Foods Ltd (the “Company;” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced that the Company’s Chief Financial Officer, Ritesh Suneja, will resign for health and personal reasons, effective December 1, 2012.  The Company’s Board of Directors has named Ashish Poddar, currently Executive Director of Finance, as Chief Financial Officer, effective the same date. Mr. Suneja will be working closely with Mr. Poddar over the next few weeks to ensure an orderly transition.

Karan Chanana commented, “On behalf of our employees and the Board we would like to thank Ritesh for his contributions in helping us develop the financial systems and controls we have in place for us to be a public company.  We wish him a return to full health and best of luck in his future endeavors.”

Mr. Poddar, 34, brings fifteen years of financial experience to Amira Nature Foods.  Mr. Poddar joined the Company in October 2012 as Executive Director of Finance. Most recently, Mr. Poddar was a Senior Manager in the Finance and Enterprise Performance Division of Accenture Services Private Limited.  This division focuses primarily on international management consulting assignments in corporate finance, enterprise risk management, enterprise performance management, and finance operations.  Mr. Poddar lead consulting projects with several prominent global companies while at Accenture.  Prior to Accenture, Mr. Poddar served as Manager Equity Accounts at Yum! Restaurants International , which operates a large worldwide network of restaurants including KFC, Pizza Hut, and Taco Bell.  While at Yum!, Mr. Poddar worked with the Yum!’s Chief Financial Officer and Financial Controller to implement and execute financial controls policies and procedures for many company owned restaurants in India.  He was also responsible for preparation, finalization, presentation, and audit of financial statements pursuant to both Indian and US generally accepted accounting principles, or GAAP.  Prior to that, Mr. Poddar served as Assistant Finance Controller, Sarbanes — Oxley Act Compliance Officer & Internal Auditor at Carrier Air Conditioning and Refrigeration.  Prior to that, Mr. Poddar held positions at leading accounting firms, including PricewaterhouseCoopers and Deloitte, Haskins and Sells.  Mr. Poddar is a Chartered Accountant, qualified in 2001.  He received a Bachelor of Commerce, with Honors, from Shriram College of Commerce (Delhi University).

Mr. Chanana continued, “We are excited to have Ashish join our team and believe that his financial experience with leading global brands will provide a substantial contribution to Amira

Nature Foods as we strive to further expand our global business.  As a newly publicly traded company, we believe we will also benefit from his experience in financial reporting.”

Mr. Poddar commented, “I am pleased to join Amira Nature Foods during this exciting time for the company.  Amira is a leader in delivering high quality and innovative foods to a growing number of markets across the globe.  I look forward to applying my experience as Amira begins to share its story with the investment community as a publicly traded company.”

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Contact

Rahul Nayar, Director of Global Communications and Strategy 917.710.1154

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import.  Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include risks detailed in our public filings with the Securities and Exchange Commission. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.